Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated March 8, 2013, relating to the consolidated financial statements of America First Tax Exempt Investors, L.P. and subsidiaries (the “Company”), which report expresses an unqualified opinion and includes an explanatory paragraph regarding management's estimates for investments without readily determinable fair value, and the effectiveness of the Company's internal control over financial reporting, appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2012, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.
/s/ DELOITTE & TOUCHE LLP
Omaha, Nebraska
September 5, 2013